EXHIBIT 17.2

January 25, 2008

Dr. John Michael Palms

Chairman of the Board of Directors

Assurant, Inc.

One Chase Manhattan Plaza

New York, NY 10005

Dear John:

Please accept my resignation from the Board of Directors of Assurant, Inc. (the “Company”) effective today, January 25, 2008. My resignation is due to the Letter Agreement dated January 10, 2005 between the Company and Fortis Insurance N.V. (“Fortis”), which states that when Fortis ceases to own more than 5% of the outstanding shares of the Company’s Common Stock, Fortis will promptly cause any remaining director designated by Fortis to resign from the Board of Directors of the Company. On January 26, 2008, certain mandatorily exchangeable bonds issued by Fortis became due and, as a result, Fortis’ share ownership in the Company fell below 5%.

My resignation is not related to any disagreement with Assurant, Inc., or any of its operations, policies or practices.

My best wishes to Assurant, Inc., its directors, officers and staff.

Sincerely,

/s/ Michel Baise
Michel Baise